

April 20, 2012

<u>Via E-mail</u>
Peter A. Thompson
Chief Executive Officer
Response Biomedical Corp.
1781 - 75th Avenue W.
Vancouver, British Columbia
Canada V6P 6P2

  Re: Response Biomedical Corp.
    Form 20-F for the Fiscal Year Ended December 31, 2010
    Amended November 9, 2011
    File No. 0-50571
    Response Letters Dated April 2, 2012 and April 18, 2012

Dear Dr. Thompson:

  We refer you to our comment letters dated March 6, 2012 and April 11, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: John Reynolds
    Assistant Director
    Division of Corporation Finance